SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                      THE WELLCARE MANAGEMENT GROUP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   949470 10 8
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                                 (CUSIP Number)

                                   See Item 2
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP NO. 949470 10 8
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward A. Ullmann S.S. ####-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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NUMBER OF                            7        SOLE VOTING POWER      411,045
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER 411,045
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER     0
                                              ----------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         411,045 See Item 5(a).
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14       TYPE OF REPORTING PERSON

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                               Page 2 of 4 Pages

ITEM 2.  IDENTITY AND BACKGROUND.

         ITEM 2 IS HEREBY SUPPLEMENTED AS FOLLOWS:

         On April 8, 1997, Edward A. Ullmann resigned his positions as Director and Chairman of the WellCare of New York, Inc. Board of Directors, a health maintenance organization owned and operated by The WellCare Management Group, Inc., a corporation organized under the laws of the State of New York (the "Issuer"). On April 17, 1997, Mr. Ullmann resigned his position as Director on The WellCare Management Group, Inc. Board of Directors.

         Mr. Ullmann's principal employment is as Chairman, President and Chief Executive Officer of Bienestar, Inc., a wellness management corporation incorporated in the State of Delaware and operating in the states of New York and Florida. Mr. Ullmann's business address is Bienestar, Inc., 1556 Wittenberg Road, P0 Box 47, Mt. Tremper, New York 12457.

         On November 8, 1997, a Wellness Administrative Services Agreement between WellCare of New York, Inc. and Bienestar, Inc. dated July 1, 1996 and amended October 10, 1996, was terminated.

         On November 8, 1997, Mr. Ullmann made the first of three installments on a promissory note he currently has with the Issuer.

         Mr. Ullmann has no contractual obligations or affiliation with the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5 IS HEREBY SUPPLEMENTED AS FOLLOWS:

         (a) The aggregate number of shares of Common Stock, $.01 par value ("Common and the percentage of outstanding shares of Common Stock:

                                      SHARES          PERCENTAGE OF OUTSTANDING
         NAME OF HOLDER         BENEFICIALLY OWNED      SHARES OF COMMON STOCK
         --------------         ------------------      ----------------------

         Edward A. Ullmann           411,045(1)                  20% (2)

---------------
(1) Includes (i) 400,000 shares of Class A Common Stock, $0.01 par value ("Class A Common Stock"), which is identical to the shares of Common Stock in all respects except that the Class A Common Stock has ten votes per share as compared to one vote for each share of Common Stock, is not transferable, and is convertible into shares of Common Stock on a share-for-share basis at the option of the holder. These 400,000 shares are currently held by a commercial bank as collateral against repayment of outstanding loans, and (ii) 11,045 shares of Common Stock owned by a not-for-profit corporation for which Mr. Ullmann serves as president, and for which beneficial ownership is disclaimed by Mr. Ullmann.

(2) As a result of his Class A Common Stock ownership, Mr. Ullmann is a beneficial owner of 20% of the total combined votes of the outstanding shares of Common Stock and Class A Common Stock.

     (b) Mr. Ullmann has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock and Class A Common Stock beneficially owned by him.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                  February 26, 1998
                                                  ------------------------------
                                                  (Date)


                                                  /s/ Edward A. Ullmann
                                                  ------------------------------
                                                  (Signature)


                                                  EDWARD A. ULLMANN
                                                  ------------------------------
                                                  (Name)



                               Page 4 of 4 Pages